SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                    ----------------------------------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 8


                             BANNER AEROSPACE, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                     0665210
                                 (CUSIP Number)


                                Donald E. Miller
              Executive Vice President, General Counsel & Secretary
                            The Fairchild Corporation
                         45025 Aviation Drive, Suite 400
                              Dulles, VA 20166-7516
                             Telephone: 703-478-5800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 11, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



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CUSIP No. 0665210

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         The Fairchild Corporation                     --     IRS EIN 34-0728587
         RHI Holdings, Inc.                            --     IRS EIN 34-1545939
         Fairchild Holding Corp.                       --     IRS EIN 54-1794337

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [  ]                                            (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2 (e)                                  [  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION Each of the Reporting Persons is a Delaware corporation.

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:
         The Fairchild Corporation:           21,253,083 shares *
         RHI Holdings, Inc.:                  21,238,376 shares **
         Fairchild Holding Corp.:             20,834,322 shares

         (*Includes shares owned by RHI Holdings, Inc., Fairchild Holding Corp. and Banner Aerospace Holding Company II, Inc.)

         (**Includes shares owned by Fairchild Holding Corp.)

8.       SHARED VOTING POWER:                                0

9.       SOLE DISPOSITIVE POWER:
         The Fairchild Corporation:           21,253,083 shares *
         RHI Holdings, Inc.:                  21,238,376 shares **
         Fairchild Holding Corp.:             20,834,322 shares

         (*Includes shares owned by RHI Holdings, Inc., Fairchild Holding Corp. and Banner Aerospace Holding Company II, Inc.)

         (**Includes shares owned by Fairchild Holding Corp.)

10.      SHARED DISPOSITIVE POWER:                     0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         The Fairchild Corporation:                 21,253,083 shares *
         RHI Holdings, Inc.:                        21,238,376 shares **
         Fairchild Holding Corp.:                   20,834,322 shares


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         (*Includes shares owned by RHI Holdings, Inc., Fairchild Holding Corp.
         and Banner Aerospace Holding Company II, Inc.)

         (**Includes shares owned by Fairchild Holding Corp.)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                   [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         The Fairchild Corporation:                      85.37% *
         RHI Holdings, Inc.:                             85.32% **
         Fairchild Holding Corp.:                        84.07%

         (*Includes shares owned by RHI Holdings, Inc., Fairchild Holding Corp. and Banner Aerospace Holding Company II, Inc.)

         (**Includes shares owned by Fairchild Holding Corp.)

14.      TYPE OF REPORTING PERSON:                           CO

Item 1.  Security and Issuer.

This Amendment No. 8 ("Amendment No. 8") amends the statement of Schedule 13D, filed with the Securities and Exchange Commission on February 14, 1996, as amended (the "Original 13D Filing"), with respect to the common stock, par value $1.00 per share (the "Common Stock") of Banner Aerospace, Inc., a Delaware corporation ("Issuer").

The principal executive offices of Issuer are located at 45025 Aviation Drive, Suite 300, Dulles, VA 20166-7556. Telephone: 703-478-5790.

Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Original 13D Filing. Other than as set forth herein and in amendments prior to this Amendment No. 8, there has been no material change in the information set forth in the Original 13D Filing.

Item 2.  Identity and Background.

Mr. Steiner appeared before the Tribunal de Grande Instance de Paris to answer a charge of knowingly benefiting in 1990 from a misuse by Mr. Bidemann of corporate assets of Societe Generale Mobiliere et Immobiliere, a French corporation in which Mr. Bidemann is believed to have been the sole shareholder. Mr. Steiner has paid a fine of two million French Francs in connection therewith.

During the past five years prior to the date hereof, neither of the Reporting Persons nor (to the knowledge of the Reporting Persons) any executive officer or director of the Reporting Persons has: (i) been convicted in a criminal proceeding


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(excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D Filing is hereby amended to add the following:

The source and amount of funds for the transaction described in Item 4 of Amendment 7 and Item 4 of Amendment 8 is as set forth in Item 4 of Amendment 8.

Item 4.  Purpose of Transaction.

Item 4 of the Original 13D Filing is hereby amended to add the following:

TFC, MTA, Inc., a Delaware corporation and wholly-owned subsidiary of TFC ("Merger Sub"), and the Issuer, have entered into an Agreement and Plan of Merger dated January 11, 1999 (the "Merger Agreement"), which provides for, among other things, TFC to acquire the Issuer, in a merger of Merger Sub into Issuer (the "Merger"). Upon consummation of the Merger, each share of capital stock of the Issuer will be converted into the Merger Consideration (as defined in the Merger Agreement) and will thereafter cease to be outstanding, other than shares owned by TFC and its subsidiaries. A copy of the Merger Agreement is filed as Exhibit 1 hereto and is incorporated by reference herein. The description of the Merger Agreement set forth herein is qualified in its entirety by reference to such exhibit.

Under the terms of the Merger, each shareholder of the Issuer (other than TFC and its subsidiaries) would receive $11.00 per share in the form of TFC Class A Common Stock (representing an increase from the previously proposed target price of $9.75).

The purchase price could be subject to adjustment prior to closing, depending upon the trading price of TFC common stock and/or the trading price of marketable securities held by the Issuer, as set forth in the Merger Agreement. The Merger is subject to the satisfaction or valid waiver of the conditions set forth in the Merger Agreement.


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Item 7.  Material to be Filed as Exhibits.

Exhibit 1: Agreement and Plan of Merger among The Fairchild Corporation, MTA, Inc., and Banner Aerospace, Inc., dated January 11, 1999.







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SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 1999               THE FAIRCHILD CORPORATION


                               By: /s/ Donald E. Miller
                                   ---------------------------
                                   Donald E. Miller
                                   Executive Vice President,
                                   General Counsel and Secretary

                               RHI HOLDINGS, INC.


                               By: /s/ Donald E. Miller
                                   ---------------------------
                                   Donald E. Miller
                                   Vice President and Secretary


                               FAIRCHILD HOLDING CORP.


                               By: /s/ Donald E. Miller
                                   ---------------------------
                                   Donald E. Miller
                                   Vice President and Secretary



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